U.S. SEC COMMISSION
49

05036990

| ANNUAL AUDITED REPORT<br>FORM X-17 a-5<br>PART III | Information ... er and Dealers<br>Pursuant to Section 17 of the Securities<br>Exchange Act of 1934 and Rule 17a-5 Thereunder | SEC FILE NO.<br>8-51291 |
|---|---|---|

REPORT FOR THE PERIOD BEGINNING - 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hantz Financial Services, Inc.
(a wholly-owned subsidiary of
Hantz Group, Inc.)

Official Use Only

Firm ID. NO.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH, D.C.
179

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

24901 Northwestern Hwy, Suite 710
(No. and Street)

| Southfield | Michigan | 48075 |
|---|---|---|
| (City) | (State) | (Zip) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Renee Yaroch 248-304-2855
(Area Code – Telephone No)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

| Rehmann Robson | 5750 New King Street, Suite 100 | Troy | MI | 48098 |
|---|---|---|---|---|
| | (Number and Street) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

❖ Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410(1-78)

3/11/05

# OATH OR AFFIRMATION

I, Renee Yaroch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hantz Financial Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Chief Financial Officer

Title

Notary Public

Gail Dolin
Notary Public, Macomb County, MI
Acting in Oakland County
My Commission Expires June 19, 2006

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Shareholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1. and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

# HANTZ FINANCIAL SERVICES, INC.

**(a wholly-owned subsidiary of Hantz Group, Inc.)**

## FINANCIAL STATEMENTS
## AND
## INDEPENDENT AUDITORS' REPORT

## AND

## INDEPENDENT AUDITORS' REPORT
## ON INTERNAL CONTROL

## IN ACCORDANCE WITH RULE 17a-5

## FOR THE YEAR ENDED DECEMBER 31, 2004

# HANTZ FINANCIAL SERVICES, INC.
**(a wholly-owned subsidiary of Hantz Group, Inc.)**

## TABLE OF CONTENTS

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP
An Independent Member of Baker Tilly International

# INDEPENDENT AUDITORS' REPORT

February 2, 2005

Shareholder and Board of Directors
Hantz Financial Services, Inc.
Southfield, Michigan

We have audited the accompanying statement of financial condition of Hantz Financial Services, Inc. (a wholly-owned subsidiary of Hantz Group, Inc.) as of December 31, 2004, and the related statements of income, changes in shareholder equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hantz Financial Services, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on Page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson



5750 New King Street ◦ Suite 100 ◦ Troy, MI 48098 ◦ 248.952.2676 ◦ Fax 248.952.5464 ◦ www.rehmann.com

# HANTZ FINANCIAL SERVICES, INC.
**(a wholly-owned subsidiary of Hantz Group, Inc.)**

## STATEMENT OF FINANCIAL CONDITION

| | December 31 2004 |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | 3,611,211 |
| Cash reserved for clearing organizations | 402,356 |
| Accounts receivable for marketing support | 200,000 |
| Commissions receivable | 982,796 |
| Notes receivable | 86,257 |
| Furniture, equipment and leasehold improvements net of accumulated depreciation of $188,256 | 10,288 |
| Deposits and other assets | 95,109 |
| Deferred income taxes | 129,000 |
| **Total assets** | **$ 5,517,017** |
| **LIABILITIES AND SHAREHOLDER EQUITY** | |
| **Liabilities** | |
| Amounts due to clearing organizations | 401,593 |
| Accrued compensation | 301,301 |
| Accrued commissions | 871,654 |
| Accounts payable and accrued expenses | 92,712 |
| Due to affiliate | 26,894 |
| Due to Parent | 115,450 |
| **Total liabilities** | **1,809,604** |
| **Shareholder equity** | |
| Common stock, no par value; 10,020,000 shares authorized, 1,000 shares issued and outstanding | 533,121 |
| Retained earnings | 3,174,292 |
| **Total shareholder equity** | **3,707,413** |
| **Total liabilities and shareholder equity** | **$ 5,517,017** |

The accompanying notes are an integral part of these financial statements.

# HANTZ FINANCIAL SERVICES, INC.
**(a wholly-owned subsidiary of Hantz Group, Inc.)**

## STATEMENT OF INCOME

| | Year Ended December 31 2004 |
|---|---|
| **Revenues** | |
| Commissions | 23,266,779 |
| Investment and advisory fees | 748,300 |
| Other | 60,786 |
| **Total revenues** | **24,075,865** |
| **Expenses** | |
| Compensation, commissions and benefits | 15,003,586 |
| Management fees | 2,604,238 |
| Communications and data processing | 636,182 |
| Occupancy | 750,237 |
| Other | 1,097,730 |
| **Total expenses** | **20,091,973** |
| **Operating income** | **3,983,892** |
| Interest income | 69,086 |
| **Income before allocation in lieu of income taxes** | **4,052,978** |
| Allocation in lieu of income taxes | 1,472,436 |
| **Net income** | **$ 2,580,542** |

The accompanying notes are an integral part of these financial statements.

# HANTZ FINANCIAL SERVICES, INC.

**(a wholly-owned subsidiary of Hantz Group, Inc.)**

## STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2004

| | Common Stock | | Retained | |
|---|---|---|---|---|
| | Shares | Amount | Earnings | Total |
| **Balances, January 1, 2004** | **1,000** | **$ 533,121** | **3,028,750** | **$ 3,561,871** |
| Dividends paid to Parent | - | - | (2,435,000) | (2,435,000) |
| Net income | - | - | 2,580,542 | 2,580,542 |
| **Balances, December 31, 2004** | **1,000** | **$ 533,121** | **$ 3,174,292** | **$ 3,707,413** |

The accompanying notes are an integral part of these financial statements.

# HANTZ FINANCIAL SERVICES, INC.
**(a wholly-owned subsidiary of Hantz Group, Inc.)**

## STATEMENT OF CASH FLOWS

| | Year Ended December 31 2004 |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 2,580,542 |
| Adjustment to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 2,632 |
| Loss on disposal of furniture and equipment | 3,986 |
| Deferred income taxes | 93,000 |
| Net changes in operating assets and liabilities which provided (used) cash: | |
| Cash reserved for clearing organizations | (182,256) |
| Accounts receivable for marketing support | (50,000) |
| Commissions receivable | (982,796) |
| Due to affiliate | 40,310 |
| Deposits | 2,590 |
| Amounts due to other clearing organizations | 181,493 |
| Accrued compensation | (227,371) |
| Accrued commissions | 871,654 |
| Accounts payable and accrued expenses | 24,334 |
| Due to Parent | 23,473 |
| **Net cash provided by operating activities** | **2,381,591** |
| **Cash flows from investing activities** | |
| Issuance of notes receivable | (2,323) |
| Collections of notes receivable | 322,668 |
| **Net cash provided by investing activities** | **320,345** |
| **Cash flows from financing activities** | |
| Dividends paid to Parent | (2,435,000) |
| **Net increase in cash and cash equivalents** | **266,936** |
| Cash and cash equivalents, beginning of year | 3,344,275 |
| **Cash and cash equivalents, end of year** | **$ 3,611,211** |

The accompanying notes are an integral part of these financial statements.

## 1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hantz Financial Services, Inc. (the "Company") is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts. The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers ("NASD"). The Company's revenues are primarily generated through the sale of financial products and investment advisory services to individuals and small businesses. Customers of the Company are located predominantly in the States of Michigan and Ohio.

The Company is a Michigan Corporation that is a wholly-owned subsidiary of Hantz Group, Inc. (the "Parent").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of demand deposits in banks and cash on hand. The Company holds deposits in major financial institutions in excess of federally insured limits; management believes interest rate or other financial risks associated with these deposits is not significant.

Cash Segregated for Clearing Organizations

Cash of $402,356 has been segregated in a special bank account for the benefit of customers under rule 15c3-3 of the Securites and Exchange Commission. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities the Company is claiming exemption under K(2)(i) and K(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934.

Securities Transactions

Commission income and related expenses on security transactions are recognized on a trade date basis.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Management annually reviews these assets to determine whether carrying values have been impaired.

Depreciation is computed using principally accelerated methods over the estimated useful lives of the related assets.

Allocation in Lieu of Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company currently has no formal income tax sharing agreement with the Parent and, as such, income taxes have been determined as if the Company filed on a separate return basis.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences related primarily to the deferred payment of certain compensation. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current year tax or benefit plus or minus the change during the year in deferred tax assets and liabilities.

## 2. RELATED PARTY TRANSACTIONS

The Parent provides accounting, administrative and managerial services to the Company. Amounts charged by the Parent are based on an allocation of actual costs based on estimated time dedicated to services provided to the Company in relation to the Parent's services provided to other subsidiaries. The cost of these services approximated $2,604,000 during 2004. In addition, software utilized for processing securities transactions was developed for the Company by Hantz Technology, LLC, which the Parent is the sole member. The Company leases this software, on a month-to-month basis, from Hantz Technology, LLC. Total rental expense incurred in connection with the lease of this software was approximately $602,000 during 2004.

While the Parent believes the allocation method of all of these costs is practical and reasonable under the circumstances, it is not necessarily contemplated that costs ultimately charged to the Company are representative of the costs the Company would incur in conducting its business if it operated on a stand-alone basis.

The Company also leases office space under various operating leases with its Parent. Net rental expense on operating leases was $745,000 in 2004.

The following is a schedule of annual future minimum lease payments required under operating leases with initial or remaining noncancelable lease terms in excess of one year as of December 31, 2004:

| Year Ending | Non-Cancelable Operating Leases |
|---|---|
| 2005 | $ 1,424,000 |
| 2006 | 1,389,000 |
| 2007 | 1,256,000 |
| 2008 | 1,013,000 |
| 2009 | 888,000 |
| Thereafter | 1,417,000 |
| Total minimum payments due | $ 7,387,000 |

### 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital in an amount which is the greater of $50,000 or 6.66% of aggregate indebtedness ($96,153) at December 31, 2004 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 the Company had net capital of $2,695,393, which was $2,869,240 in excess of the required amount of net capital. The Company's net capital ratio was .49 to 1.

### 4. EMPLOYEE BENEFIT PLAN

The Company maintains a deferred compensation plan qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute a portion of gross compensation into the retirement plan up to the maximum determined by the Internal Revenue Code. Matching contributions to the Plan are determined annually by the Board of Directors. The Company did not make any form of matching contribution in 2004.

* * * * * *

# SUPPLEMENTARY SCHEDULE

# HANTZ FINANCIAL SERVICES, INC.
**(a wholly-owned subsidiary of Hantz Group, Inc.)**

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | December 31 2004 |
|---|---|
| **Net capital** | |
| Total shareholder equity | $ 3,707,413 |
| **Deductions** | |
| Non-allowable assets | |
| Furniture, equipment and leasehold improvements | 10,288 |
| Receivables from affiliates | 33,571 |
| Accounts receivable and commission receivable | 414,874 |
| Notes receivable | 86,257 |
| Other assets | 63 |
| Deferred income tax asset | 129,000 |
| **Total deductions** | **674,053** |
| **Net capital, before haircuts on security positions** | **3,033,360** |
| Haircuts on unsecured money markets | 67,967 |
| **Net capital** | **$ 2,965,393** |
| **Aggregate indebtedness** | |
| Items included in statement of financial condition | |
| Accounts payable and accrued expenses | 92,712 |
| Accrued compensation | 1,172,955 |
| Due to Parent and affiliate | 175,915 |
| **Total aggregate indebtedness** | **1,441,582** |
| **Computation of basic net capital requirement** | |
| Minimum dollar net capital requirement | 96,153 |
| Excess net capital at 1,000% | $ 2,821,233 |
| Excess net capital | $ 2,869,240 |
| Ratio of aggregate indebtedness to net capital | .49 to 1 |

There is no differences between the amounts reported in the Company's unaudited December 31, 2004 Focus Report as filed.

REHMANN ROBSON
*Certified Public Accountants*
*A member of* THE REHMANN GROUP An Independent Member of Baker Tilly International

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

February 2, 2005

To the Shareholder and Board of Directors
Hantz Financial Services, Inc.
Southfield, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of Hantz Financial Services, Inc. (the "Company") (a wholly-owned subsidiary of Hantz Group, Inc.) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in an of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those



5750 New King Street ◦ Suite 100 ◦ Troy, MI 48098 ◦ 248.952.2676 ◦ Fax 248.952.5464 ◦ www.rehmann.com